The Dreyfus Fund Incorporated

SEMIANNUAL REPORT

June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for The Dreyfus Fund Incorporated covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Douglas D. Ramos, CFA, and Hilary R. Woods, CFA.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas D. Ramos, CFA, and Hilary R. Woods, CFA,
Portfolio Managers

How did The Dreyfus Fund Incorporated perform relative to its benchmark?

For the six-month period ended June 30, 2004, the fund produced a total return of 1.47%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, provided a total return of 3.44% for the same period.[2]

We attribute these results to a mild rise in the stock market, which was supported by continuing U.S. economic growth. However, the market's greatest gains generally were concentrated among smaller companies. Even among mid- to large-cap stocks, those with smaller market capitalizations tended to outperform their larger counterparts. Because the fund focused primarily on relatively large companies, its return lagged that of its benchmark.

What is the fund's investment approach?

The fund seeks long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. To pursue these goals, the fund primarily invests in common stocks issued by U.S. companies, including, to a limited degree, those issued in initial public offerings. The fund may invest up to 20% of its assets in foreign securities.

When choosing stocks, the fund focuses on large-capitalization companies with strong positions in their industries and a catalyst that can trigger a price increase. The portfolio managers use fundamental analysis to create a broadly diversified core portfolio composed of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. The managers select stocks based on:

• *Value,* or how a stock is priced relative to its perceived intrinsic worth;

• *Growth,* in this case the sustainability or growth of earnings or cash flow; and

• *Financial Profile,* which measures the financial health of the company.

The fund typically sells a security when the portfolio managers believe that there has been a negative change in the fundamental factors surrounding the company, the company has become fully valued, the company has lost favor in the current market or economic environment, or a more attractive opportunity has been identified.

What other factors influenced the fund's performance?

The fund achieved positive returns in several market sectors, with the greatest gains driven by a small number of individual holdings. For example, the fund's relatively strong performance in the utilities sector was primarily generated by a single stock, that of electric power producer TXU Corp., which rose by over 70% largely on the news that Public Utility Commission of Texas investigations found no wrongdoing by TXU. Notably strong performers in other sectors included Countrywide Financial, a mortgage lending company that delivered reasonably good financial results despite an unfavorable interest-rate environment, and Bard (C.R.), a medical device developer that produced better than expected earnings, particularly during the first quarter of 2004.

However, the stock market's leadership tended to be dominated in the first half of 2004 by speculative stocks rather than the higher-quality companies on which the fund primarily focuses. This trend undermined the fund's performance in the technology sector, where some of the market's best performers were Internet stocks that generally failed to meet the fund's disciplined investment criteria. Despite positive contributions from some technology holdings, such as Internet security company VeriSign, the fund experienced negative returns in the sector overall, primarily due to declines in semiconductor chip and equipment makers, such as KLA-Tencor and Texas Instruments.

The trend favoring speculative Internet-related stocks also detracted from relative returns in the consumer discretionary sector, where the fund was underweight online auctioneer eBay, one of the market's leading gainers during the reporting period. Performance in the consumer discretionary sector was also hurt by the fund's exposure to media giant Viacom Cl. B, which experienced weak advertising revenues. Finally, in the telecommunications services sector, returns were undermined by the fund's lack of exposure to AT&T Wireless, which benefited from a buyout offer during the reporting period.

What is the fund's current strategy?

As of the end of June 2004, market sentiment shows signs of shifting in favor of the kinds of high-quality companies that the fund emphasizes, including those with solid balance sheets and talented management teams. We do not, however, currently see many sector-based valuation imbalances that might lead us to strongly favor one area of the market over another. Accordingly, we have attempted to establish market-weighted positions in most sectors, where we have focused on careful selection of individual stocks. One exception is the fund's overweighted position in the energy sector, where we believe strong demand and limited supplies have created a favorable investment environment. Conversely, we recently have established underweighted positions in the consumer discretionary and financial sectors, particularly among stocks that, in our view, appear vulnerable to higher interest rates.

July 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks—100.0%	Shares		Value ($)
Consumer Discretionary—10.8%			
Clear Channel Communications	175,000		6,466,250
Comcast, Cl. A	310,000	a	8,689,300
Comcast, Special Cl. A	95,000	a	2,622,950
Disney (Walt)	525,000		13,382,250
eBay	45,000	a	4,137,750
Gap	275,000		6,668,750
Home Depot	300,000		10,560,000
International Game Technology	100,000		3,860,000
Kohl's	100,000	a	4,228,000
Liberty Media	888,000	a	7,983,120
Liberty Media International, Cl. A	44,400	a	1,647,240
McDonald's	240,000		6,240,000
Newell Rubbermaid	190,000		4,465,000
NIKE, Cl. B	50,000		3,787,500
SK Equity Fund, L.P	6.453	d	15,888,875
Starwood Hotels & Resorts Worldwide	185,000		8,297,250
Target	130,000		5,521,100
Time Warner	960,000	a	16,876,800
Toyota Motor, ADR	110,000		8,978,200
Univision Communications	150,000	a	4,789,500
Viacom, Cl. B	400,000		14,288,000
			159,377,835
Consumer Staples—11.9%			
Altria Group	355,000		17,767,750
Clorox	90,000		4,840,200
Coca-Cola	290,000		14,639,200
Colgate-Palmolive	164,000		9,585,800
ConAgra Foods	195,000		5,280,600
Estee Lauder Cos.	100,000		4,878,000
General Mills	110,000		5,228,300
Gillette	300,000		12,720,000
Kimberly-Clark	130,000		8,564,400
Kroger	350,000	a	6,370,000
PepsiCo	245,000		13,200,600
Procter & Gamble	430,000		23,409,200
Sara Lee	265,000		6,092,350
Sysco	160,000		5,739,200

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Wal-Mart Stores	585,000	30,864,600
Walgreen	185,000	6,698,850
		175,879,050
Energy—8.2%		
Anadarko Petroleum	140,000	8,204,000
Baker Hughes	250,000	9,412,500
BP, ADR	170,000	9,106,900
ChevronTexaco	200,000	18,822,000
ConocoPhillips	100,000	7,629,000
Devon Energy	110,000	7,260,000
Exxon Mobil	944,500	41,945,245
Noble	160,000 [a]	6,062,400
Occidental Petroleum	100,000	4,841,000
Schlumberger	120,000	7,621,200
		120,904,245
Financials—17.8%		
American Express	150,000	7,707,000
American International Group	475,886	33,921,154
Bank of America	347,000	29,363,140
Bank of New York	143,000	4,215,640
Bank One	190,000	9,690,000
CIT Group	216,000	8,270,640
Capital One Financial	120,000	8,205,600
Citigroup	841,000	39,106,500
Countrywide Financial	141,999	9,975,430
Federal Home Loan Mortgage	142,000	8,988,600
Federal National Mortage Association	194,000	13,843,840
Goldman Sachs Group	92,000	8,662,720
J.P. Morgan Chase & Co.	278,000	10,778,060
MBNA	305,800	7,886,582
Merrill Lynch	196,000	10,580,080
Morgan Stanley	218,000	11,503,860
St. Paul Travelers Cos.	198,404	8,043,298
U.S. Bancorp	290,000	7,992,400
Wachovia	190,000	8,455,000
Wells Fargo	263,000	15,051,490
		262,241,034

Common Stocks (continued)

	Shares	Value ($)
Health Care−13.3%		
Abbott Laboratories	159,000	6,480,840
Allergan	54,000	4,834,080
Amgen	119,200 [a]	6,504,744
AstraZeneca Group, ADR	97,000	4,427,080
Bard (C.R.)	126,000	7,137,900
Becton, Dickinson & Co.	149,000	7,718,200
CIGNA	112,000	7,706,720
Community Health Systems	160,000 [a]	4,283,200
Galen Partners II, L.P. (Units)	1.856 [d]	1,100,873
Genentech	122,000 [a]	6,856,400
Genzyme	97,000 [a]	4,591,010
Gilead Sciences	73,000 [a]	4,891,000
Hospira	270,900 [a]	7,476,840
Johnson & Johnson	422,000	23,505,400
Eli Lilly & Co.	156,800	10,961,888
Medtronic	145,000	7,064,400
Merck & Co.	232,000	11,020,000
Novartis, ADR	168,000	7,476,000
Pfizer	1,204,100	41,276,548
Schering-Plough	405,000	7,484,400
Teva Pharmaceutical Industries, ADR	118,000	7,940,220
Wyeth	176,000	6,364,160
		197,101,903
Industrials−10.8%		
CSX	200,000	6,554,000
Caterpillar	70,000	5,560,800
Danaher	114,000	5,910,900
Deere & Co.	105,000	7,364,700
FedEx	60,000	4,901,400
General Electric	1,570,000	50,868,000
Honeywell International	175,000	6,410,250
Illinois Tool Works	75,000	7,191,750
Lockheed Martin	160,000	8,332,800
Norfolk Southern	250,000	6,630,000
Southwest Airlines	300,000	5,031,000
3M	115,000	10,351,150
Tyco International	375,000	12,427,500

Common Stocks (continued)	Shares	Value ($)
Industrials (continued)		
United Parcel Service, Cl. B	92,000	6,915,640
United Technologies	105,000	9,605,400
Waste Management	175,000	5,363,750
		159,419,040
Information Technology—17.1%		
Accenture	306,600 a	8,425,368
Altera	178,000 a	3,955,160
Cisco Systems	1,005,003 a	23,818,571
Computer Associates International	162,000	4,545,720
Dell	400,000 a	14,328,000
EMC	650,700 a	7,417,980
Hewlett-Packard	467,645	9,867,310
Intel	1,067,000	29,449,200
International Business Machines	298,000	26,268,700
KLA-Tencor	94,000 a	4,641,720
Lexmark International	76,000 a	7,336,280
Linear Technology	186,000	7,341,420
Microsoft	1,431,000	40,869,360
Motorola	265,000	4,836,250
National Semiconductor	212,000 a,b	4,661,880
Oracle	779,800 a	9,303,014
QUALCOMM	103,000	7,516,940
SAP, ADR	134,000	5,602,540
Siebel Systems	340,000 a	3,631,200
SunGard Data Systems	162,000 a	4,212,000
Taiwan Semiconductor Manufacturing, ADR	359,488	2,987,346
Texas Instruments	237,000	5,730,660
VeriSign	432,000 a	8,596,800
Xilinx	72,900	2,428,299
Yahoo!	135,000 a	4,904,550
		252,676,268
Materials—4.0%		
Air Products & Chemicals	75,000	3,933,750
Alcoa	200,000	6,606,000
BHP Billiton, ADR	300,000	5,256,000
du Pont (E.I) de Nemours	210,000	9,328,200
International Paper	140,000	6,258,000

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Phelps Dodge	60,000 [a]	4,650,600
Placer Dome	225,000	3,744,000
Praxair	142,000	5,667,220
Rio Tinto, ADR	85,000	8,334,250
Weyerhaeuser	74,000	4,670,880
		58,448,900
Telecommunication Services—2.8%		
BellSouth	264,400	6,932,568
SBC Communications	306,288	7,427,484
Sprint (FON Group)	334,500	5,887,200
Telefonos de Mexico, ADR	229,000	7,618,830
Verizon Communications	384,000	13,896,960
		41,763,042
Utilities—3.3%		
Ameren	101,000	4,338,960
Dominion Resources	116,000	7,317,280
Exelon	288,000	9,587,520
FPL Group	111,000	7,098,450
KeySpan	124,000	4,550,800
NiSource	218,000	4,495,160
Progress Energy	98,000	4,316,900
Southern	250,000	7,287,500
		48,992,570
Total Common Stocks		
(cost $1,192,115,924)		**1,476,803,887**

Other Investments—.9%	Shares	Value ($)
Registered Investment Companies:		
Dreyfus Institutional Cash Advantage Fund	4,192,667 [c]	4,192,667
Dreyfus Institutional Cash Advantage Plus Fund	4,192,667 [c]	4,192,667
Dreyfus Institutional Preferred Plus Money Market Fund	4,192,666 [c]	4,192,666
Total Other Investments		
(cost $12,578,000)		**12,578,000**

Short-Term Investments–.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.04%, 8/26/2004	3,000,000	2,994,360
1.22%, 9/16/2004	2,000,000	1,994,680
Total Short-Term Investments		
(cost $4,989,928)		**4,989,040**

Investment of Cash Collateral for Securities Loaned–.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $4,664,000)	4,664,000 c	**4,664,000**

Total Investments (cost $1,214,347,852)	**101.5%**	**1,499,034,927**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(21,509,605)**
Net Assets	**100.0%**	**1,477,525,322**

[a]   *Non-income producing.*
[b]   *All of this security is on loan. At June 30, 2004, the total market value of the fund's security on loan is $4,661,880 and the total market value of the collateral held by the fund is $4,664,000.*
[c]   *Investments in affiliated money market mutual funds.*
[d]   *Securities restricted as to public resale. Investment in restricted securities with aggregate market value of $16,989,748 representing approximately 1.15% of net assets (see below).*

Issuer	Acquisition Date	Purchase Price ($)*	Net Assets (%)	Valuation ($)**
Galen Partners II, L.P. (Units)	1/28/93-1/3/97	593,143	.07	593,143 per unit
SK Equity Fund, L.P. (Units)	2/6/92-10/30/96	933,353	1.08	2,462,246 per unit

*   *Average cost.*
** *The valuation of these securities has been determined in good faith under the direction of the Board of Directors.*
See notes financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $4,661,880)–Note 1(b):		
Unaffiliated issuers	1,197,105,852	1,481,792,927
Affiliated issuers	17,242,000	17,242,000
Dividends and interest receivable		1,286,522
Receivable for shares of Common Stock subscribed		6,847
Prepaid expenses		41,754
		1,500,370,050
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		937,369
Cash overdraft due to Custodian		491,106
Payable for investment securities purchased		16,202,358
Liability for securities on loan–Note 1(b)		4,664,000
Payable for shares of Common Stock redeemed		285,863
Payable for futures variation margin–Note 4		27,357
Accrued expenses		236,675
		22,844,728
Net Assets ($)		**1,477,525,322**
Composition of Net Assets ($):		
Paid-in capital		1,269,012,894
Accumulated undistributed investment income–net		2,522,363
Accumulated net realized gain (loss) on investments		(78,697,010)
Accumulated net unrealized appreciation (depreciation) on investments		284,687,075
Net Assets ($)		**1,477,525,322**
Shares Outstanding		
(500 million shares of $1 par value Common Stock authorized)		152,938,024
Net Asset Value, offering and redemption price per share ($)		**9.66**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $56,823 foreign taxes withheld at source):	
Unaffiliated issuers	11,502,558
Affiliated issuers	147,771
Income from securities lending	14,662
Total Income	**11,664,991**
Expenses:	
Management fee—Note 3(a)	4,866,822
Shareholder servicing costs—Note 3(a)	523,700
Prospectus and shareholders' reports	70,141
Custodian fees—Note 3(a)	50,042
Professional fees	43,974
Directors' fees and expenses—Note 3(b)	24,935
Registration fees	14,602
Loan commitment fees—Note 2	3,027
Miscellaneous	20,485
Total Expenses	**5,617,728**
Investment Income—Net	**6,047,263**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	35,538,076
Net realized gain (loss) on financial futures	1,407,630
Net Realized Gain (Loss)	**36,945,706**
Net unrealized appreciation (depreciation) on investments [including ($145,384) net unrealized (depreciation) on financial futures]	(21,427,035)
Net Realized and Unrealized Gain (Loss) on Investments	**15,518,671**
Net Increase in Net Assets Resulting from Operations	**21,565,934**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	6,047,263	12,588,442
Net realized gain (loss) on investments	36,945,706	(32,396,776)
Net unrealized appreciation (depreciation) on investments	(21,427,035)	331,937,362
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,565,934**	**312,129,028**
Dividends to Shareholders from ($):		
Investment income–net	**(6,163,165)**	**(12,170,901)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	11,657,915	93,287,472
Dividends reinvested	5,179,191	10,227,030
Cost of shares redeemed	(71,843,395)	(203,240,748)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(55,006,289)**	**(99,726,246)**
Total Increase (Decrease) in Net Assets	**(39,603,520)**	**200,231,881**
Net Assets ($):		
Beginning of Period	1,517,128,842	1,316,896,961
End of Period	**1,477,525,322**	**1,517,128,842**
Undistributed investment income–net	2,522,363	2,638,265
Capital Share Transactions (Shares):		
Shares sold	1,209,005	11,236,007
Shares issued for dividends reinvested	537,839	1,215,229
Shares redeemed	(7,461,417)	(24,467,316)
Net Increase (Decrease) in Shares Outstanding	**(5,714,573)**	**(12,016,080)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	9.56	7.72	9.99	11.20	13.28	11.52
Investment Operations:						
Investment income−net [a]	.04	.08	.06	.06	.05	.05
Net realized and unrealized gain (loss) on investments	.10	1.83	(2.27)	(1.19)	(1.92)	2.65
Total from Investment Operations	.14	1.91	(2.21)	(1.13)	(1.87)	2.70
Distributions:						
Dividends from investment income−net	(.04)	(.07)	(.06)	(.06)	(.05)	(.06)
Dividends from net realized gain on investments	–	–	–	–	(.11)	(.88)
Dividends in excess of net realized gain on investments	–	–	–	(.02)	(.05)	–
Total Distributions	(.04)	(.07)	(.06)	(.08)	(.21)	(.94)
Net asset value, end of period	9.66	9.56	7.72	9.99	11.20	13.28
Total Return (%)	1.47[b]	24.94	(22.15)	(10.07)	(14.27)	24.07
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.38[b]	.77	.76	.73	.71	.71
Ratio of net investment income to average net assets	.40[b]	.91	.68	.63	.42	.43
Portfolio Turnover Rate	27.96[b]	55.14	49.46	60.55	79.41	58.61
Net Assets, end of period ($ x 1,000)	1,477,525	1,517,129	1,316,897	1,863,438	2,240,137	2,830,625

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Fund Incorporated (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager"or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation, (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $111 during the period ended June 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund may lend securities to qualified institutions. At originations, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. . Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $111,385,639 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied $5,906,587 of the carryover expires in fiscal 2009, $58,361,928 expires in fiscal 2010 and $47,117,124 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $12,170,901. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is payable monthly, based on the following annual percentages of the value of the fund's average daily net assets: .65 of 1% of the first $1.5 billion; .625 of 1% of the next $500 million; .60 of 1% of the next $500 million; and .55 of 1% over $2.5 billion.

The Agreement provides for an expense reimbursement from the Manager should the fund's aggregate expenses, exclusive of taxes and brokerage commissions, exceed 1% of the value of the fund's average daily net assets for any full year. No expense reimbursement was required pursuant to the Agreement for the period ended June 30, 2004.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $350,986 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2004, the portfolio was charged $50,042 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $798,134, custodian fees $9,235 and transfer agency per account fees $130,000.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio invests it available cash in affiliated money market mutual funds as shown in the portfolio's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended June 30, 2004, amounted to $410,365,856 and $439,026,404, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At June 30, 2004, there were no financial futures contracts outstanding.

At June 30, 2004, accumulated net unrealized appreciation on investments was $284,687,075, consisting of $305,245,644 gross unrealized appreciation and $20,558,569 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:
http://www.dreyfus.com

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

The Dreyfus Fund
Incorporated
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166



DREYFUS
FUND INC®

0026SA0604